UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41796

CL Workshop Group Limited

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

ADS Ratio Change

On November 4, 2026, CL Workshop Group Limited (the “Company”) announced that, effective November 6, 2026, the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares will change from the current ratio of one (1) ADS representing eight (8) Class A ordinary shares to a new ratio of one (1) ADS representing six hundred and forty (640) Class A ordinary shares (the “ADS Ratio Change”).

For holders of the Company’s ADSs, the ADS Ratio Change will have the same effect as a one-for-eighty (80) reverse split.

The Company’s ADSs are expected to begin trading on the Nasdaq Capital Market on an adjusted basis at the opening of trading on November 6, 2026, and will continue to trade under the symbol “NWGL.” The new CUSIP number for the ADSs will be 63903R205.

No action is required by the holders of the ADSs to affect the ADS Ratio Change, and no fractional new ADSs will be issued in connection with the change in ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and the depositary bank will attempt to sell them with the net cash proceeds from the sale of the fractional ADS entitlements to be distributed to the applicable ADS holders by the depositary bank.

The Company is implementing the ADS Ratio Change with the objective of increasing the per-ADS trading price and regaining compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 per ADS for continued listing on the Nasdaq Capital Market. There can be no assurance that the ADS Ratio Change will enable the Company to regain or maintain compliance with Nasdaq’s continued-listing requirements.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-297543) and S-8 (Registration No. 333-299186).

EXHIBITS

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CL Workshop Group Limited

Date: November 4, 2026	By:	/s/ Liying Wang
	Name:	Liying Wang
	Title:	Director and Chief Executive Officer